UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Nedl.com Inc.

Legal status of Issuer:

  Form:

  Corporation

  Jurisdiction of Incorporation/Organization:

  Delaware

  Date of Organization:

  January 26, 2017

Physical Address of Issuer:

305 Strand St., Suite E300, Santa Monica, CA 90405

Website of Issuer:

https://home.nedl.com

Current Number of Employees:

0

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$321,307	$311,053
Cash & Cash Equivalents	$6,473	$486
Accounts Receivable	$0	$0
Short-term Debt	$33,700	$20,326
Long-term Debt	$202,460	$99,419
Revenues/Sales	$187	$540
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($140,870)	($749,128)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


October 13, 2021

FORM C-AR

NEDL.COM INC.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Nedl.com Inc.., a Delaware corporation ("**nēdl,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://home.nedl.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


The date of this Form C-AR is October 13, 2021.


TABLE OF CONTENTS

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Nedl.com Inc. is a provider of live audio streaming services, incorporated in Delaware as a corporation on January 26, 2017.

The Company is located at 305 Strand St., Suite E300, Santa Monica, CA 90405.

The Company's website is https://home.nedl.com.

The Company conducts business in California and sells its services through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://wefunder.com/nedl.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected.

New platform features or changes to existing platform features could fail to attract new users, retain existing users or generate revenue.

Our business strategy is dependent on our ability to develop platforms and features to attract new businesses and users, while retaining existing ones. Staffing changes, changes in user behavior or development of competing platforms may cause Users to switch to alternative platforms or decrease their use of our platform. There is no guarantee that companies will use these features and we may fail to generate revenue. Additionally, any of the following events may cause decreased use of our platform:

- Emergence of competing platforms and applications;
- Inability to convince potential companies to join our platform;
- Technical issues on certain platforms or in the cross-compatibility of multiple platforms;
- Securities breaches with respect to our data;
- A rise in safety or privacy concerns; and
- An increase in the level of spam or undesired content on the network.

Failure to generate user growth or engagement could greatly harm our business model.

Our business model involves attracting building and maintaining an active audience. There is no guarantee that growth strategies used in the past will continue to bring new users to our platform. Changes in relationships with our partners, contractors and businesses we retain to grow our network may result in significant increases in the cost to acquire new users and audience members. Decreases in the size of our audience and/or decreased engagement on our network may impair our ability to generate revenue.

We may be unable to manage growth.

Successful implementation of our business strategy requires us to manage our growth. Growth could place an increasing strain on our management and financial resources. To manage growth effectively, we need to continuously:

- Evaluate definitive business strategies, goals and objectives;
- Maintain a system of management controls; and

- Attract and retain qualified personnel, as well as, develop, train and manage management-level and other employees.

If we fail to manage our growth effectively, our business, financial condition or operating results could be materially harmed.

We may not be able to compete successfully with other established companies offering the same or similar services and, as a result, we may not achieve our projected revenue and user targets.

We compete with both start-up and established technology companies. Our competitors may have substantially greater financial, marketing and other resources than we do and may have been in business longer than we have or have greater name recognition and be better established in the technological or cannabis markets than we are. If we are unable to compete successfully with other businesses in our existing market, we may not achieve our projected revenue and/or user targets which may have a material adverse effect on our financial condition.

Our monetization strategy is dependent on many factors outside our control.

There is no guarantee that our efforts to monetize our mobile platform will be successful. Furthermore, our competitors may introduce more advanced technologies that deliver a greater value proposition that we are able to provide. These factors individually or collectively may preclude us from effectively monetizing our business which would have a material adverse effect on our financial condition and results of operation.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 24,809,999 shares of capital stock, par value $0.0001 per share, of which 7,734,841 shares of common stock are issued and outstanding, and 4,809,999 shares of preferred stock, par value $0.0001 per share, all of which are designated Series Seed Preferred Stock, of which 4,809,996 shares of issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies from whom we receive services or components, do not provide such services or components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We distribute our products on Apple's iOS and Google's Android platforms, and if we are unable to maintain a good relationship with each of Apple and Google or if the Apple App Store or the Google Play Store were unavailable for any prolonged period of time, our business will suffer.

We distribute our products on Apple's iOS and Google's Android platforms. We believe that we have maintained a good relationship with both Apple and Google, but any deterioration in our relationship with either Apple or Google would materially harm our business and likely cause our stock price to decline. We are subject to each of Apple's and Google's standard terms and conditions for application developers, which govern the promotion, distribution and operation of applications on their respective storefronts. Each of Apple and Google has broad discretion to change its standard terms and conditions. In addition, these standard terms and conditions can be vague and subject to changing interpretations by Apple or Google. Any change to these standard terms and conditions, or in Apple's or Google's interpretation of these standard terms and conditions, could materially harm our business, and we may not receive any advance warning of such change. In addition, each of Apple and Google have the right to prohibit a developer from distributing its applications on its storefront if the developer violates its standard terms and conditions. In the event that either Apple or Google ever determines that we are in violation of its standard terms and conditions, including by a new interpretation, and prohibits us from distributing our applications on its storefront, it would materially harm our business and likely cause our stock price to significantly decline. We also rely on the continued function of the Apple App Store and the Google Play Store, as we distribute our products exclusively through these two digital storefronts. There have been occasions in the past when these digital storefronts were unavailable for short periods of time. In the event that either the Apple App Store or the Google Play Store is unavailable for a prolonged period of time, it would have a material adverse effect on our revenues and operating results

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure agreements, and we may in the future rely on noncompetition agreements, with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

nēdl offers a mobile application allowing any live audio creator to transcribe, amplify, and monetize their words in real-time.

Business Plan

The Company will pursue podcasters, broadcasters and celebrities to popularize the service, allow content creators to earn revenue share of the sale of tokens "Hay" and advertising based on the words they say. The Company anticipates the ease of use, simplicity of sharing, and unique value proposition of an "all-in-one" recording, transcription, and distribution/content discovery center for podcasters will increase and sustain the retention of new users.

The Company's Products and/or Services

Product / Service	Description	Current Market
nēdl mobile application/ web service	The Company gives everybody their own live call-in radio show that transcribes, amplifies and monetizes their words as they speak. Using a real-time Speech-to-Text, nēdl submits each word into its database for real-time discovery through search of each word that is said. Additionally, the Company allows users to share broadcasts with a custom weblink that allows recipients to click and listen without downloading the nēdl app. Those Listeners can also tap a button on this web page to subscribe for SMS Alerts whenever the Voice goes On-air. Finally, Listeners are able to comment, call-in and tip Voices 'Hay.' Hay is a token available for in-app purchase which the recipient can cash out on a one-to-one basis with the U.S. Dollar. 1 Hay = $1.	The Company operates in the User Generated Social Media Content Market allowing content creators from all backgrounds to use its free service.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors, such as Clubhouse, Twitter Spaces, Facebook and Spotify.

Customer Base

General market product appealing to content creators of all backgrounds and type as well as live audio listeners.

Supply Chain

We license third party software for the delivery of our streaming, real-time transcription and internet hosting.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country

6154583	FIND VOICES. BE HEARD.	WORD MARK	7/10/2019	9/15/2020	United States
16/361,319	Real-time audio stream search and presentation system	UTILITY PATENT	3/22/2019	11/3/2020	United States
10-281882	Real-time audio stream search and presentation system	UTILITY PATENT	10/22/2020	7/29/2021	Korea

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND KEY PERSONS

The directors, officers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ayinde Alakoye	Founder, Chief Executive Officer and Director	Chief Executive Officer for the Company for the last three (3) years with business, financial and operational responsibilities.	Juniata College, BA (1994)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 24,809,999 shares of common stock, par value $0.0001 per share (the "**Common Stock**") 4,809,999 shares of preferred stock, par value $0.0001 per share, all of which are designated Series Seed Preferred Stock (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 7,734,841 shares of Common Stock and 4,809,996 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	7,734,841
Par Value Per Share	$0.0001
Voting Rights	Each holder of record of Common Stock is entitled to 1 vote in person or by proxy for each share of such stock.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect 1 directors of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	54.78%

Type	Series Seed Preferred Stock
Amount Outstanding	4,809,996
Par Value Per Share	$0.0001
Voting Rights	Each holder of record of Series Seed Preferred Stock is entitled to 1 vote in person or by proxy for each share of such stock convertible into Common Stock.
Anti-Dilution Rights	None.
Other Rights	The outstanding shares of Preferred Stock may be converted at the option of the holder and shall automatically convert into Common Stock upon the earliest of the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 or the written consent or affirmative vote of a majority of the outstanding shares of Preferred Stock.

	Additionally, (i) the Company and holders of Prefered Stock have the right a first refusal for the propered transfer of shares by certain key holders of the Company's securities, (ii) holders of Preferred Stock have a right of co-sale for such transfer, (iii) each stockholder is subject to a certain drag-along right, (iv) if the Company issues securities in its next equity financing that has rights, preferences or privileges that are more favorable than the terms of the shares of the Preferred Stock, such as price-based anti-dilution protection, or (b) provide all such future investors other contractual terms such as registration rights, the Company shall provide substantially equivalent rights to the holders of Preferred Stock with respect to the shares of Series Seed Preferred Stock (with appropriate adjustment for economic terms or other contractual rights), subject to such holder's execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in such financing; and (v) each holder of Preferred Stock has a right of first refusal to purchase such holder's pro rata share of any subsequent financing for the sale of certain securities, including the Securities.
Certificate of Incorporation Consent Rights	At any time when at least 25% of the initially issued Preferred Stock (subject to certain appropriate adjustment) are outstanding, the Company shall not, directly or indirectly, do any of the following without the written consent or affirmative vote of a majority of the outstanding shares of Preferred Stock, separately as a class: (i) amend the the Certificate of Incorporation of Bylaws in a way that adversely affects the Preferred Stock; (ii) alter the rights, powers or privileges of the Preferred Stock set forth in the Certificate of Incorporation or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock; (iii) increase or decrease the authorized number of shares of any class or series of capital stock; (iv) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Company, as then in effect, that are senior to or on a parity with any series of Preferred Stock, other than in connection with a bona fide investment round in which the Company sells shares of capital stock resulting in proceeds to the Corporation of at least $8,000,000; (v) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement); (vi) declare or pay any dividend or otherwise make a distribution to holders of capital stock; (vii) increase or decrease the number of directors of the Company prior to consummation of a bona fide investment round in which the Company sells shares of capital stock resulting in proceeds to the Corporation of at least $8,000,000; (viii) liquidate, dissolve, or wind-up the business and affairs of the Company, effect any certain liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the required approval of the holders of Preferred Stock; or (ix) take any of the actions set out above at the subsidiary level.
Contractual Consent Rights	So long as at least 25% of initially purchased shares of the Company's capital stock (as may be adjusted for stock splits, combinations, dividends, recapitalizations and the like), the Company hereby covenants and agrees with each of the stockholders that, prior to the consummation of a bona fide investment round in which the Company sells shares of its capital stock to investors resulting in proceeds to the Company of at least $8,000,000 (a

	"**Qualified Financing**") it shall not, without the prior written consent or approval of the holders of Preferred Stock holding a majority of the then-outstanding shares of Series Seed Preferred Stock held by all Purchasers ("**Investor Majority**, such prior written consent or approval, "**Investor Majority Consent**"): (i) approve (or make any material change to) the Company's annual budget or business plan; (ii) incur unbudgeted expenditures in excess of $75,000 in the aggregate; (iii) increase the number of shares reserved for issuance under the Company's Stock Plan, amend the terms of the Stock Plan, create any new stock option plan or issue any option or incentive stock-based award outside such plan of the Company, or grant equity incentive awards or issue equity to (1) any certain key holders or his affiliates in any amount, or (2) any other person in an amount (aggregated with other awards to that person and his or her affiliates) in excess of one percent (1%) of the outstanding shares of stock of the Company; (iv) make, or permit any subsidiary to make, any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company; (v) make, or permit any subsidiary to make, any loan or advance to any person, including, without limitation, any employee or director, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Board of Directors with Investor Majority Consent; (vi) guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business; (vii) make any investment with a value of greater than $75,000 inconsistent with the approved budget or business plan or otherwise purchase or sell assets; (viii) incur any aggregate indebtedness in excess of $75,000 that is not already included in a budget approved with Investor Majority Consent, other than trade credit incurred in the ordinary course of business; (ix) otherwise enter into or be a party to any transaction with any director, officer, or employee of the Company or any "associate" (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) of any such person, including without limitation any "management bonus" or similar plan providing payments to employees in connection with a ceratin liquidation event, as such term is defined in the Certificate of Incorporation; (x) hire or change the compensation of executive officers or senior employees whose remuneration is greater than $120,000 per year (but exclusive of any sales commissions or incentive compensation for sales people); (xi) materially change the principal business of the Company, enter new lines of business, or exit the current line of business; (xii) sell, assign, license, pledge, or encumber material technology or intellectual property, other than licenses granted in the ordinary course of business; or enter into any corporate strategic relationship involving the payment, contribution or assignment by the Company of money or assets greater than $75,000.
Board Observer Right	A certain holder, or its affiliates, of Preferred Stock has the right to be invited to attend all meetings of the Company's Board of Directors in a nonvoting capacity and, in such respect, shall be entitled to receive copies of all notices, minutes, agendas, consents and other materials that it provides to its directors simultaneously with the delivery of such materials to any such directors.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Stock which may dilute the Security.

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	34.06%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	**Warrant**
Face Value	Such number of shares of Common Stock that is equal to 2.5% of the Company's issued and outstanding shares of capital stock of the Company, determined on a fully-diluted basis, exercisable on the last date of a certain qualified financing.
Voting Rights	Upon exercise of the warrant, the holder shall have the voting rights of the such class or series of stock into which such warrant is exercisable.
Anti-Dilution Rights	None
Material Terms	The Warrant is exercisable at any time and from time to time before 5:00 p.m. Pacific time on August 1, 2022.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional warrants at a later date. The availability of any Common Stock convertible from such warrant and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.5%

Type	**Options, Stock Appreciation Rights, Restricted Stock Award, Restricted Stock Unit Awards and Other Stock Awards under the Company's 2018 Stock Incentive Plan**
Reserved for Issuance / Outstanding	891,088 / 150,000
Par Value Per Share	$0.0001
Voting Rights	Each option is exercisable into shares of Common Stock upon the satisfaction of certain terms and conditions. Upon exercise of their options, the holders shall have one vote for each share of Common Stock held by such stockholders.
Anti-Dilution Rights	None
Other Rights	The securities will be issued in accordance with the Company's employee

	incentive plan, which may include vesting provisions and other terms and conditions. The percentage calculated below assumes that all shares reserved for issuance have been issued and are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional options at a later Date. The availability of any Common Stock convertible from such options and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Under the Company's 2018 Equity Incentive Plan, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of incentive stock options will be 891,088.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	6.31%

Type	Simple Agreement for Future Equity
Face Value	$25,000
Voting Rights	Upon conversion of the SAFE, the holder shall have the voting rights of the such class or series of stock into which such SAFE converts.
Anti-Dilution Rights	None
Material Terms	Post-Money Valuation Cap equal to $5,000,000 and a discount rate of 20% for a qualified equity financing of preferred stock with total proceeds to the Company not less than $1,000,000 (excluding the conversion of the notes or other convertible securities). **Conversion**: If there is a certain equity financing before the termination of the Safe, on the initial closing of such equity financing, the Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. **Liquidity Event**: If there is a certain liquidity event before the termination of the Safe, the Safe will automatically be entitled to receive a portion of certain proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of (i) one and a half times (1.5X) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by sch liquidity price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of certain proceeds to be received in such liquidity event, the investor will be given the same choice, provided that the investor may not choose to receive a form of consideration that the investor would be ineligible to receive as a result of the investor's failure to satisfy any requirement or limitation

	generally applicable to the Company's securityholders, or under any applicable laws.
	Dissolution Event:
	If there is a certain dissolution event before the termination of the Safe, the investor will automatically be entitled to receive a portion of proceeds equal to a certain cash-out amount, due and payable to the investor immediately prior to the consummation of such dissolution event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional SAFEs at a later date. The availability of any Common Stock convertible from such SAFE and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.44%

Type	**Convertible Promissory Note**
Face Value	$5,000
Voting Rights	Upon conversion of the convertible promissory note, the holder shall have the voting rights of such class or series of stock into which such convertible promissory note converts.
Anti-Dilution Rights	None
Material Terms	Valuation cap equal to $20,000,000 and a discount rate of 15% for a qualified equity financing with total proceeds to the Company not less than $1,000,000 (excluding the conversion of the notes or other convertible securities). Interest accrues at a rate equal to six and one half percent (6.5%) per annum, compounded annually, and matures on June 15, 2024.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional convertible notes at a later date. The availability of any capital stock convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.02%

Type	Convertible Promissory Note
Face Value	$25,000
Voting Rights	Upon conversion of the convertible promissory note, the holder shall have the voting rights of such class or series of stock into which such convertible promissory note converts.
Anti-Dilution Rights	None
Material Terms	Valuation Cap equal to $5,000,000 and a discount rate of 20% for a qualified equity financing with total proceeds to the Company not less than $1,000,000 (excluding the conversion of the notes or other convertible securities). Interest accrues at a rate equal to six and one half percent (6.5%) per annum, compounded annually, and matures on June 14, 2023.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional convertible notes at a later date. The availability of any capital stock convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.44%

Type	Convertible Promissory Note
Face Value	$25,000
Voting Rights	Upon conversion of the convertible promissory note, the holder shall have the voting rights of such class or series of stock into which such convertible promissory note converts.
Anti-Dilution Rights	None
Material Terms	Valuation Cap equal to $10,000,000 and a discount rate of 15% for a qualified equity financing with total proceeds to the Company not less than $1,000,000 (excluding the conversion of the notes or other convertible securities). Interest accrues at a rate equal to six and one half percent (6.5%) per annum, compounded annually, and matures on March 8, 2024.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional convertible notes at a later date. The availability of any capital stock convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion	0.22%

prior to the Offering if convertible securities).	

Type	**Convertible Promissory Note**
Face Value	$10,000
Voting Rights	Upon conversion of the convertible promissory note, the holder shall have the voting rights of such class or series of stock into which such convertible promissory note converts.
Anti-Dilution Rights	None
Material Terms	Valuation Cap equal to $20,000,000 and a discount rate of 20% for a qualified equity financing with total proceeds to the Company not less than $1,000,000 (excluding the conversion of the notes or other convertible securities). Interest accrues at a rate equal to six and one half percent (6.5%) per annum, compounded annually, and matures on May 19, 2024.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional convertible notes at a later date. The availability of any capital stock convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.04%

Type	**Seventy (70) Convertible Promissory Notes**
Face Value	$54,260
Voting Rights	Upon conversion of the convertible promissory note, the holder shall have the voting rights of such class or series of stock into which such convertible promissory note converts.
Anti-Dilution Rights	None
Material Terms	Valuation Cap equal to $5,000,000 and a discount rate of 20% for a qualified equity financing with total proceeds to the Company not less than $1,000,000 (excluding the conversion of the notes or other convertible securities). Interest accrues at a rate equal to six percent (6%) per annum. The convertible notes have different maturity dates, starting from May 12, 2023 up through and including September 2, 2023. **Change of Control**: If the Company consummates a certain change of control (as defined in the note) while the note remains outstanding, the Company shall repay the holder in cash in an amount equal to the outstanding principal amount of the note plus any unpaid accrued interest on the original principal.

	Conversion:
	If the conversion price of the note as determined pursuant thereto (the "Conversion Price ") is less than the price per share at which certain equity securities are issued in a qualified financing, the Company may, solely at its option, elect to convert the note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as such certain equity securities issued in the qualified financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of certain investors in the qualified financing relative to the purchase price paid by certain investors.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional convertible notes at a later date. The availability of any capital stock convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.96%

Type	**Ten (10) Convertible Promissory Notes**
Face Value	$5,750
Voting Rights	Upon conversion of the convertible promissory note, the holder shall have the voting rights of such class or series of stock into which such convertible promissory note converts.
Anti-Dilution Rights	None
Material Terms	Valuation Cap equal to $8,000,000 and a discount rate of 20% for a qualified equity financing with total proceeds to the Company not less than $1,000,000 (excluding the conversion of the notes or other convertible securities). Interest accrues at a rate equal to six percent (6%) per annum. The convertible notes have different maturity dates, starting from September 5, 2023 up through and including October 1, 2023. **Change of Control**: If the Company consummates a certain change of control (as defined in the note) while the note remains outstanding, the Company shall repay the holder in cash in an amount equal to the outstanding principal amount of the note plus any unpaid accrued interest on the original principal. **Conversion**: If the conversion price of the note as determined pursuant thereto (the "Conversion Price ") is less than the price per share at which certain equity

securities are issued in a qualified financing, the Company may, solely at its option, elect to convert the note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as such certain equity securities issued in the qualified financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of certain investors in the qualified financing relative to the purchase price paid by certain investors.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional convertible notes at a later date. The availability of any capital stock convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.06%

Type	Convertible Promissory Note
Face Value	$15,100
Voting Rights	Upon conversion of the convertible promissory note, the holder shall have the voting rights of such class or series of stock into which such convertible promissory note converts.
Anti-Dilution Rights	None
Material Terms	Valuation Cap equal to $8,000,000 and a discount rate of 20% for a qualified equity financing with total proceeds to the Company not less than $1,000,000 (excluding the conversion of the notes or other convertible securities). Interest accrues at a rate equal to six percent (6%) per annum. The convertible notes have different maturity dates, starting from September 5, 2023 up through and including October 1, 2023.

Change of Control:
If the Company consummates a certain change of control (as defined in the note) while the note remains outstanding, the Company shall repay the holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal.

Conversion:
If the conversion price of the note as determined pursuant thereto (the "Conversion Price ") is less than the price per share at which certain equity securities are issued in a qualified financing, the Company may, solely at its option, elect to convert the note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and |

	restrictions as such certain equity securities issued in the qualified financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of certain investors in the qualified financing relative to the purchase price paid by certain investors.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional convertible notes at a later date. The availability of any capital stock convertible from such convertible notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.17%

Outstanding Debt

As of the date of this Form C- AR, the Company has the following debt outstanding:

Type	Revoling Credit Facility
Amount Outstanding	$9,919.09
Interest Rate and Amortization Schedule	None
Description of Collateral	None
Other Material Terms	None
Maturity Date	n/a

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Ayinde Alakoye	6,713,500	53.52%
Sweet Capital Fund III AB	3,072,433	24.00%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Nedl.com Inc. (the "**Company**") was incorporated on January 26, 2017 under the laws of the State of Delaware, and is headquartered in Santa Monica, CA.

Liquidity and Capital Resources

On October 19, 2020, the Company closed an offering pursuant to Regulation CF and raised $60,010.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock recapitalization	$0.00	(750,000)	n/a	09/18/2018	Section 4(a)(2)
Options	$0.00	150,000	n/a	Various	Rule 701
Series Seed Preferred Stock	$1,272,907.20*	4,809,996	General corporate purposes	10/10/2018	Section 4(a)(2)
KISS**	$25,000	1 KISS	General corporate purposes	8/8/2019	Section 4(a)(2)
SAFE	$25,000	1 SAFE	General corporate purposes	1/16/2020	Section 4(a)(2)
Convertible Promissory Note	$25,000	1 convertible note	General corporate purposes	1/17/2020	Section 4(a)(2)
Convertible Promissory Note	$54,260	70 convertible notes	General corporate purposes	9/23/2020	Regulation CF
Convertible Promissory Note	$5,750	10 convertible notes	General corporate purposes	10/16/2020	Regulation CF
Convertible Promissory Note	$15,150	1 convertible notes	General corporate purposes	10/16/2020	Section 4(a)(2)
Convertible Promissory Note	$25,000	1 convertible note	General corporate purposes	3/8/2021	Section 4(a)(2)
Convertible Promissory Note	$10,000	1 convertible note	General corporate purposes	5/9/2021	Section 4(a)(2)
Convertible Promissory Note	$5,000	1 convertible note	General corporate purposes	6/15/2021	Section 4(a)(2)

*$272,907.06 of which constituted cancellation of indebtedness and $1,000,000.14 of which constituted new cash proceeds to the Company at closing thereof.
**KISS was rescinded on August 8, 2019.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past, except that the Company has failed to file its Form C-AR within 120 days after the end of the fiscal year covered by the report as required under such section.

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Ayinde Alakoye
(Signature)

Ayinde Alakoye
(Name)

Chief Executive Officer
(Title)

I, Ayinde Alakoye, the principal executive officer of Nedl.com Inc., certify that:

(1) the financial statements of Nedl.com Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Nedl.com Inc. included in this Form reflects accurately the information reported on the tax return for Nedl.com Inc. filed for the fiscal year ended 2020.

/s/ Ayinde Alakoye
(Signature)

Ayinde Alakoye
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ayinde Alakoye
(Signature)

Ayinde Alakoye
(Name)

Director
(Title)

October 13, 2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



NEDL.COM INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020
AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
nedl.com Inc.
Santa Monica, California

We have reviewed the accompanying financial statements of nedl.com Inc., which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

September 29, 2021

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

NEDL.COM INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 6,473	$ 486
Prepaid expenses and other current assets	5,000	-
TOTAL CURRENT ASSETS	11,473	486
OTHER ASSETS		
Intangible assets - patents	9,604	10,337
Software development costs	299,230	299,230
Deposits	1,000	1,000
TOTAL OTHER ASSETS	309,834	310,567
TOTAL ASSETS	$ 321,307	$ 311,053

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ -	$ 20,326
SBA PPP loan	33,700	-
TOTAL CURRENT LIABILITIES	33,700	20,326
LONG-TERM LIABILITIES		
Warrant liability	99,419	99,419
Convertible notes	103,041	-
TOTAL LONG-TERM LIABILITIES	202,460	99,419
TOTAL LIABILITIES	236,160	119,745
SHAREHOLDERS' EQUITY		
Preferred stock, see note 6	481	481
Common stock, see note 6	773	773
Additional paid-in capital	1,291,071	1,281,362
KISS notes	200,000	175,000
Issuance costs	(65,903)	(65,903)
Accumulated deficit	(1,341,275)	(1,200,405)
TOTAL SHAREHOLDERS' EQUITY	85,147	191,308
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 321,307	$ 311,053

See independent accountant's review report and accompanying notes to financial statements.

NEDL.COM INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ 187	$ 540
COST OF GOODS SOLD	-	-
GROSS PROFIT	187	540
OPERATING EXPENSES		
Amortization expense	733	733
Consultant expense	83,237	239,861
General and administrative	8,557	242,321
Professional fees	14,500	-
Sales and marketing	2,428	89,501
Software expense	28,671	177,252
TOTAL OPERATING EXPENSES	138,126	749,668
NET OPERATING INCOME	(137,939)	(749,128)
OTHER INCOME/(EXPENSES)		
Interest expense	(2,931)	-
TOTAL OTHER INCOME/(EXPENSES)	(2,931)	-
NET LOSS	$ (140,870)	$ (749,128)

See independent accountant's review report and accompanying notes to financial statements.

NEDL.COM INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	KISS Notes	Issuance Costs	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount					
BEGINNING BALANCE, JANUARY 1, 2019	4,809,999	$ 481	7,734,841	$ 773	1,271,653	-	(13,631)	$ (451,277)	$ 807,999
Issuance of KISS notes	-	-	-	-	-	175,000	(52,272)	-	$ 122,728
Stock based compensation	-	-	-	-	9,709	-	-	-	$ 9,709
Net loss	-	-	-	-	-	-	-	(749,128)	$ (749,128)
ENDING BALANCE, DECEMBER 31, 2019	4,809,999	$ 481	7,734,841	$ 773	$ 1,281,362	$ 175,000	$ (65,903)	$ (1,200,405)	$ 191,308
Issuance of KISS notes	-	-	-	-	-	25,000	-	-	$ 25,000
Stock based compensation	-	-	-	-	9,709	-	-	-	$ 9,709
Net loss	-	-	-	-	-	-	-	(140,870)	$ (140,870)
ENDING BALANCE, DECEMBER 31, 2020	4,809,999	$ 481	7,734,841	$ 773	$ 1,291,071	$ 200,000	$ (65,903)	$ (1,341,275)	$ 85,147

See independent accountant's review report and accompanying notes to financial statements.

NEDL.COM INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (140,870)	$ (749,128)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization expense	733	733
Stock based compensation expense	9,709	9,709
(Increase) decrease in assets:		
Prepaid expenses and other current assets	(5,000)	-
Increase (decrease) in liabilities:		
Accounts payable	(20,326)	2,932
Accrued expenses	2,941	-
CASH USED FOR OPERATING ACTIVITIES	(152,813)	(735,754)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	-	(144,650)
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	-	(144,650)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	100,100	-
Issuance of SBA PPP loan	33,700	-
Issuance of KISS notes	25,000	122,728
CASH PROVIDED BY FINANCING ACTIVITIES	158,800	122,728
NET INCREASE (DECREASE) IN CASH	5,987	(757,676)
CASH AT BEGINNING OF YEAR	486	758,162
CASH AT END OF YEAR	$ 6,473	$ 486
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

NEDL.COM INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
(unaudited)

1. <u>**Summary of Significant Accounting Policies**</u>

The Company
nedl.com Inc. (the "Company") was incorporated in the State of Delaware on January 26, 2017. The Company specializes in converting audio into text that allows for listeners to search keywords to find desired content.

Going Concern
Since Inception, the Company has relied on funds from convertible notes, KISS notes, preferred stock, and common stock issued to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate revenue from revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

NEDL.COM INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
(unaudited)

1.   **Summary of Significant Accounting Policies (continued)**

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, and 2019, the Company had no accounts receivable.

Intangible Assets - Patents
The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The Company amortizes the cost of our intangible assets over the 10-year estimated useful life on a straight-line basis. Amortization expense amounted to $733 and $733 for the years ended December 31, 2020 and 2019, respectively.

Software Development Costs
In compliance with ASC 730-10, Research and Development expenditures, the Company capitalized and carries forward as assets, the costs to develop the nēdl platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company will begin amortizing the software development costs in 2021.

1.   **Summary of Significant Accounting Policies (continued)**

Software Development Costs (continued)
The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020, and 2019.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1.   Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical
                           assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the
                           marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling a mobile application. The Company's payments are generally collected upfront. For years ending December 31, 2020, and 2019 the Company recognized $187 and $540 in revenue, respectively.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

1. **Summary of Significant Accounting Policies (continued)**

   Stock Compensation Expense (continued)
   Share-based compensation expense for the years ended December 31, 2020 and 2019 was $9,709 and $9,709, respectively.

   Advertising Expenses
   The Company expenses advertising costs as they are incurred.

   Organizational Costs
   In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

   New Accounting Pronouncements
   From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

   In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

   In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

   In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

   The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Warrant Liability**

During 2017, the Company issued 384,054 warrants to an investor in the Company. The warrants entitle the holder to purchase one share of common stock at an exercise price equal one hundred divided by the maximum number of shares of common stock issuable upon the exercise of the warrant per share at any time on or after the "Initial Exercise Date" and on or prior to the close of business on August 1, 2022 (the "Termination Date"). The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. Management also determined that the warrants are callable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability pursuant to ASC 480 "Distinguishing Liabilities from Equity". In accordance with the accounting guidance, the outstanding warrants are recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a component of other income in the statement of operations.

The fair value of the warrant liabilities was measured using the Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows:

Warrant Calculation		
Stock Price	$	0.3254
Exercise Price	$	0.00026
Time to Maturity (years)		5
Annual Risk-Free Interest Rate		0.14%
Annualized Volitility		125%
Fair value of warrants	$	0.2589

The warrants outstanding and fair values at each of the respective valuation dates are summarized below:

	Warrants Outstanding	Fair Value per Share		Fair Value
Fair value at initial measurement date:	384,054	$	0.26	$	99,419
Fair value at December 31, 2019:	384,054				99,419
Fair value at December 31, 2020:	384,054			$	99,419

As of December 31, 2020, and 2019, the Company recorded no gains or losses in the change of fair value of the warrants.

The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company's stock prices and historical volatility as inputs. During the years ending December 31, 2020, and 2019, none of the warrants have been exercised.

4.   **Convertible Notes**

The Company has issued several promissory notes. In 2020, two promissory notes were issued for a total of $100,100 with 6% – 6.5% APRs and maturity dates in 2023. The notes carry $5,000,000 valuation caps and 80% discount rates.

See independent accountant's review report.

5.   **SBA PPP Loan**

In 2020, the Company received loan proceeds of $33,700 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

6.   **Equity**

Preferred Stock
Under the amended articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 4,809,999 shares at $0.0001 par value per share. As of December 31, 2020, and 2019, 4,809,999 shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 20,000,000 shares, at $0.0001 par value per share. As of December 31, 2020, and 2019, 7,734,841 shares have been issued and are outstanding.

Keep It Simple Securities (KISS)
The Company issued Keep It Simple Securities (KISSs) totaling $200,000 and $175,000, as of December 31, 2020 and 2019, respectively.

See independent accountant's review report.

6.   Equity (continued)

Keep It Simple Securities (KISS) (continued)
The KISSs will convert into equity of the Company when a trigger event occurs. The notes carry no interest rate, a $5,000,000 valuation cap and a 80% discount rate.

Issuance Costs
In conjunction with the issuance of the KISS notes, the Company incurred debt issuance costs of $52,272 during the year ending December 31, 2019. Prior to December 31, 2019, the Company has recorded $13,631 in debt issuance costs.

Equity Incentive
The Company's 2018 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 891,088 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2020, and 2019, 150,000 shares have been issued under the Plan, and not have been exercised.

7.   Going Concern

These financial statements are prepared on a going concern basis. The Company registered on January 26, 2017 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8.   Subsequent Events

PPP Loan Forgiveness
During 2021, the Company received notice that the entire amount of the PPP loan, discussed in Note 5, was fully forgiven.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

9.   **Subsequent Events (continued)**

Managements Evaluation
The Company has evaluated subsequent events through September 29, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.